NO ACT



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

PE
12-20-07



08023764

January 24, 2008

Thomas F. Larkins
Vice President, Corporate Secretary and
Deputy General Counsel
Honeywell International Inc.
101 Columbia Road
Morristown, NJ 07962-2245

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1/24/2008

Re: Honeywell International Inc.
Incoming letter dated December 20, 2007

Dear Mr. Larkins:

This is in response to your letters dated December 20, 2007 and January 9, 2008 concerning the shareholder proposal submitted to Honeywell by John Chevedden. We also have received letters from the proponent dated December 24, 2007 and January 10, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Thomas F. Larkins
Vice President
Corporate Secretary and
Deputy General Counsel

Honeywell
101 Columbia Road
Morristown, NJ 07962-2245
973-455-5208
973-455-4413 Fax
tom.larkins@honeywell.com

1934 Act, Section 14(a)
Rule 14a-8(i)(10)

December 20, 2007

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Honeywell International Inc.: Omission of Shareowner Proposal
Submitted by Mr. John Chevedden

Ladies and Gentlemen:

On behalf of Honeywell International Inc. (the "Company" or "Honeywell"), we have enclosed, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), five additional copies of this letter, along with six copies of a shareowner proposal and statement of support submitted by Mr. John Chevedden (the "Proponent") for inclusion in the Company's proxy materials for the 2008 Annual Meeting of Shareowners. The proposal and supporting statement are collectively referred to as the "Proposal."

We respectfully request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the "SEC") if the Company omits the Proposal from its 2008 proxy materials. We are sending a copy of this letter to Mr. Chevedden as formal notice of Honeywell's intention to exclude the Proposal from its 2008 proxy materials.

The Proposal states:

> "RESOLVED, Shareholders request that our Board adopt a bylaw or charter amendment that any 2007 or subsequent company poison pill shall trigger a mandatory shareholder vote as a separate ballot item.
>
> Such a mandatory vote, in compliance with applicable law, would be at the earliest next shareholder meeting or special meeting. I believe that when our directors know that a poison pill will be subject to a mandatory vote that this certainty of a vote will give our directors a far greater incentive to use their utmost discretion before using such a drastic measure as a poison pill. An expiration date on a poison pill shall have no impact on this mandatory vote."

Reason for Excluding the Proposal. It is our opinion that the Proposal is excludable because it has already been "substantially implemented."

The Company Has Already Substantially Implemented the Proposal.

Honeywell believes that the Proposal may be omitted under Rule 14a-8(i)(10), which permits the exclusion of a proposal "if the company has already substantially implemented the proposal." While, prior to 1983, the Staff permitted exclusion of shareowner proposals under the predecessor to this Rule (Rule 14a-8(c)(10)) only where the proposal had been fully effected, in 1983 the SEC announced an interpretive change to permit omission of proposals that had been "substantially implemented." In doing so, the SEC explained that, "[w]hile the new interpretative position will add more subjectivity to the application of the provision, the Commission has determined that the previous formalistic application of this provision defeated its purpose." Exchange Act Rel. No. 20091 (Aug. 16, 1983). The SEC amended the Rule to reflect the new, more flexible, interpretation in 1998. See Exchange Act Rel. No. 40018 (May 21, 1998).

Honeywell does not currently have a poison pill in place and has no current intention of adopting a poison pill. Furthermore, on December 5, 2003, the Honeywell Board of Directors (the "Board") adopted a policy (the "Honeywell Policy") to obtain shareowner approval in the event that Honeywell adopts a poison pill in the future. The Honeywell Policy initially was included in our Corporate Governance Guidelines.

On December 8, 2006, the Board amended our By-laws to include the Honeywell Policy. The amended By-laws are attached as Exhibit 3(ii) to Honeywell's Form 8-K filed with the SEC on December 11, 2006. Article VII, Section 8 of our By-laws (the "Honeywell By-law") provides as follows:

> "Section 8. ***Rights Plans.*** The Corporation will seek shareowner approval prior to its adoption of a Rights Plan, unless the Board, in the exercise of its fiduciary duties and with the concurrence of a majority of its independent directors, determines that, under the circumstances existing at the time, it is in the best interests of the Stockholders of the Corporation to adopt a Rights Plan without delay. If a Rights Plan is adopted by the Corporation without prior approval of the Stockholders of the Corporation, such plan must provide that it shall expire unless ratified by the Stockholders of the Corporation within one year of adoption. For purposes of this by-law, the term 'Rights Plan' refers generally to any plan providing for the distribution of preferred stock, rights, warrants, options or debt instruments to the Stockholders of the Corporation, designed to deter non-negotiated takeovers by conferring certain rights on the Stockholders of the Corporation upon the occurrence of a 'triggering event' such as a tender offer or third party acquisition of a specified percentage of stock."

Thus, under the Honeywell By-law, prior shareowner approval of a poison pill would be required, except in the exceptional case where the Board, with the concurrence of a majority of

Honeywell's independent Directors, determines that it is consistent with its fiduciary duties to adopt a pill promptly. If a pill were adopted under such exceptional circumstances, the pill would expire within one year if prior shareowner approval had not been obtained. Eleven of the Company's twelve Directors are non-employee Directors who, the Board has determined, satisfy the independence criteria set forth in Section 303A of the New York Stock Exchange Corporate Governance listing standards.

Last year the Staff considered a substantially similar proposal that Mr. Chevedden submitted to the Company (the "2006 Proposal"). The 2006 Proposal stated:

> "RESOLVED, Shareholders request that our Board adopt a bylaw or charter amendment that any future or current poison pill be subject to shareholder vote as a separate ballot item, to be held as soon as possible. A poison pill is such a drastic step that a required shareholder vote on a poison pill is important enough to be a permanent part of our bylaws or charter – rather than a fleeting short-lived policy.
>
> It is essential that a sunset provision not be used as an escape clause from a shareholder vote. Since a vote would be as soon as possible, it could take place within 4-months of the adoption of a new poison pill. Since a poison pill is such a drastic measure that deserves shareholder input, a shareholder vote would be required even if a pill had been allowed to expire."

The Staff concurred in the exclusion of the 2006 Proposal under Rule 14a-8(i)(10) given our adoption of the Honeywell By-law. See Honeywell International, Inc. (Jan. 31, 2007). Substantively, there is no meaningful difference between the instant Proposal and the 2006 Proposal. Both proposals request a shareowner vote as a separate ballot item, and both suggest that the expiration of the poison pill should not impact such shareowner vote. As was the case with the 2006 Proposal, the Honeywell By-law likewise substantially implements the instant Proposal.

The Staff has concurred in the exclusion of similar proposals requesting that a poison pill be subjected to a separate shareowner vote. In Sun Microsystems, Inc. (Sept. 12, 2006), Sun Microsystems, Inc. ("Sun") received a proposal calling for a stockholder vote as a separate ballot item and noting that a "sunset on a future poison pill will not substitute for a stockholder vote." As outlined in its no-action request, Sun's policy provided that, if "a poison pill is adopted by the Board without prior stockholder approval, the poison pill must provide that it will expire within one year of adoption unless ratified by stockholders." In responding to Sun's no-action request, the Staff concurred in the exclusion of the proposal under Rule 14a-8(i)(10). Similarly, in Tiffany & Co. (Mar. 14, 2006), Tiffany & Co. ("Tiffany") received a proposal calling for a stockholder vote as a separate ballot item and noting that a vote would occur even if the poison pill was terminated. Tiffany had a policy that, if a poison pill was adopted without prior stockholder approval, the pill "must be submitted to a stockholder within one year after the effective date of the poison pill . . . . or expire on the first anniversary of its effective date." The

Staff concurred in the exclusion of the proposal under Rule 14a-8(i)(10). See also General Motors Corporation (Apr. 5, 2006).

Additionally, the Staff has addressed similar proposals submitted in prior years to the Company by Mr. Chevedden (see Honeywell International, Inc. (Jan. 27, 2006, reconsideration request granted on Mar. 8, 2006) (the "2005 Proposal")) and a proponent represented by Mr. Chevedden (see Honeywell International, Inc. (Jan. 27, 2004) (the "2004 Proposal")). In each of those no-action letters, the proponent requested that any poison pill be submitted to a shareowner vote notwithstanding the fact that the Company had already implemented the Honeywell Policy and included it in its Corporate Governance Guidelines.

Similar to the 2006 Proposal, the only substantive difference between the Proposal and the 2004 and 2005 Proposals is that the Proponent has requested that a policy calling for shareowner vote on any poison pill be included in our by-laws or charter. As noted above and in our no-action request pertaining to the 2006 Proposal, Honeywell has included the requested provision in our by-laws.

For the foregoing reasons and consistent with Honeywell International, Inc. (Jan. 31, 2007), Honeywell requests that the Staff confirm that it may omit the Proposal from its 2008 proxy materials.

* * *

We would very much appreciate a response from the Staff on this no-action request as soon as practicable so that the Company can meet its printing and mailing schedule for the 2008 Annual Meeting of Shareowners. If you have any questions or require additional information concerning this matter, please call me at 973.455.5208. Thank you.

Very truly yours,



Thomas F. Larkins
Vice President, Corporate Secretary and
Deputy General Counsel

Enclosures

cc: Mr. John Chevedden

#229237

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

Mr. David Cote
Chairman
Honeywell International (HON)
101 Columbia Road, P.O. Box 4000
Morristown, NJ 07962
PH: 973-455-2000
FX: 973-455-4002

Rule 14a-8 Proposal

Dear Mr. Cote,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to olmsted7p (at) earthlink.net.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,



October 23, 2007

John Chevedden
Shareholder

cc: Thomas Larkins
Corporate Secretary
PH: 973-455-5208
FX: 973-455-4413

[HON: Rule 14a-8 Proposal, October 23, 2007]

3 – Poison Pill Vote

RESOLVED, Shareholders request that our Board adopt a bylaw or charter amendment that any 2007 or subsequent company poison pill shall trigger a mandatory shareholder vote as a separate ballot item.

Such a mandatory vote, in compliance with applicable law, would be at the earliest next shareholder meeting or special meeting. I believe that when our directors know that a poison pill will be subject to a mandatory vote that this certainty of a vote will give our directors a far greater incentive to use their utmost discretion before using such a drastic measure as a poison pill. An expiration date on a poison pill shall have no impact on this mandatory vote.

"Poison pills ... prevent shareholders, and the overall market, from exercising their right to discipline management by turning it out. They entrench the current management, even when it's doing a poor job. They water down shareholders' votes and deprive them of a meaningful voice in corporate affairs." – "Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001

"[Poison pill] That's akin to the argument of a benevolent dictator, who says, 'Give up more of your freedom and I'll take care of you.' " – T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for 25 years

"That's the key negative of poison pills – instead of protecting investors, they can also preserve the interests of management deadwood as well." – *Morningstar.com*, Aug. 15, 2003

Poison Pill Vote –
Yes on 3

Notes:
John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. sponsors this proposal.

The above format is requested for publication without re-editing or re-formatting.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

Please advise if there is any typographical question.
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

310-371-7872

December 24, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Honeywell International (HON)
 # 1 Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Poison Pill
John Chevedden

Ladies and Gentlemen:

The company failed to provide the text of both the 2008 proposal and the 2007 on the poison pill for side-by-side comparison. The following is the text of the 2008 proposal (bold added):

RESOLVED, Shareholders request that our Board adopt a bylaw or charter amendment that any 2007 or subsequent company **poison pill shall trigger a mandatory shareholder vote as a separate ballot item.**

Such a mandatory vote, in compliance with applicable law, would be at the earliest next shareholder meeting or special meeting. I believe that when our directors know that a poison pill will be subject to a mandatory vote that this certainty of a vote will give our directors a far greater incentive to use their utmost discretion before using such a drastic measure as a poison pill. **An expiration date on a poison pill shall have no impact on this mandatory vote.**

The above 2008 text is considerably different from the 2007 proposal text:
RESOLVED, Shareholders request that our Board adopt a bylaw or charter amendment that any future or current poison pill be subject to a shareholder vote as a separate ballot item, to be held as soon as possible. A poison pill is such a drastic step that a required shareholder vote on a poison pill is important enough to be a permanent part of our bylaws or charter – rather than a fleeting short-lived policy.

It is essential that a sunset provision not be used as an escape clause from a shareholder vote. Since a vote would be as soon as possible, it could take place within 4-months of the adoption of a new poison pill. Since a poison pill is such a drastic measure that deserves shareholder input, a shareholder vote would be required even if a pill had been allowed to expire.

The company has not made a serious effort to address the substantial difference in the 2008 proposal which is highlighted by the above bold-added text.

For these reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
William Steiner

Thomas Larkins <Tom.Larkins@Honeywell.com>
Corporate Secretary

Honeywell

Thomas F. Larkins
Vice President
Corporate Secretary and
Deputy General Counsel

Honeywell
101 Columbia Road
Morristown, NJ 07962-2245
973-455-5208
973-455-4413 Fax
tom.larkins@honeywell.com

1934 Act, Section 14(a)
Rule 14a-8(i)(10)

January 9, 2008

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Honeywell International Inc.: Supplemental Submission Regarding a Shareowner Proposal Submitted by Mr. John Chevedden

Ladies and Gentlemen:

On behalf of Honeywell International Inc. (the "Company" or "Honeywell"), we are submitting five copies of this letter to supplement the no-action request that we submitted on behalf of the Company on December 20, 2007, regarding the shareowner proposal and statement of support (the "Proposal") submitted to the Company by Mr. John Chevedden (the "Proponent"). The purpose of this supplemental submission is to reply to the letter submitted to the Staff by the Proponent, dated December 24, 2007, responding to the Company's no-action request. The Company received the Proponent's response on December 25, 2007.

In his response, the Proponent claims that, unlike his current Proposal that seeks a mandatory shareholder vote on any poison pill that the Company might adopt in the future even if the pill is allowed to expire (i.e., in spite of a "sunset provision"), his proposal submitted to the Company in 2006 (the "2006 Proposal") did not seek such a mandatory shareholder vote, thus in his view eliminating the precedential value of the Staff's Rule 14a-8(i)(10) no-action relief granted to the Company on the 2006 Proposal in Honeywell International Inc. (Jan. 31, 2007). In support of his position, the Proponent quotes certain language from both the current Proposal and the 2006 Proposal, bolding language from the current Proposal that he claims shows the mandatory nature of the shareholder vote sought by the current Proposal when compared to the quoted language from the 2006 Proposal. Simply stated, the Proponent's presentation of the two Proposals is very misleading.

The Proponent's response highlights the following text in bold to demonstrate that his current Proposal seeks a mandatory shareholder vote:

- "poison pill shall trigger a mandatory shareholder vote as a separate ballot item"; and

- "[a]n expiration date on a poison pill shall have no impact on this mandatory vote."

In substance, the bolded language from the current Proposal is identical to the following language from the 2006 Proposal quoted – but not bolded – by the Proponent in his response:

- "[i]t is essential that a sunset provision not be used as an escape clause from a shareholder vote"; and

- "[s]ince a poison pill is such a drastic measure that deserves shareholder input, a shareholder vote would be required even if a pill had been allowed to expire."

Thus, both Proposals seek a mandatory shareholder vote on any poison pill that the Company might adopt in the future, even if the pill is allowed to expire.

Moreover, in his correspondence last year in response to the Company's Rule 14a-8(i)(10) no-action request relating to his 2006 Proposal, the Proponent further emphasized the mandatory nature of the shareholder vote sought by the 2006 Proposal. In two separate follow-up letters, the Proponent stressed that, under his 2006 Proposal, "there would be no loopholes to avoid a shareholder vote"; the 2006 Proposal "would give shareholders a role if our board adopts a poison pill"; and the 2006 Proposal called for "an un-circumventable right for an advisory shareholder vote." Letters from the Proponent to the Staff dated Dec. 27, 2006 and Jan. 18, 2007 reproduced in Honeywell International Inc., supra.

Thus, contrary to the Proponent's present position, he himself stressed last year that his 2006 Proposal sought a mandatory shareholder vote, and argued that the Company's by-law, which includes a sunset provision, did not substantially implement his demand for a mandatory shareholder vote. The Staff rejected the Proponent's argument and granted the Company Rule 14a-8(i)(10) no-action relief on the 2006 Proposal.

Finally, the Staff's position on the 2006 Proposal has now been re-confirmed by the Rule 14a-8(i)(10) no-action relief that it recently granted to Hewlett-Packard Company on a [nearly identical] proposal submitted to Hewlett-Packard by the same Proponent. See Hewlett-Packard Company (Nov. 30, 2007 and Dec. 11, 2007). There, the Proponent submitted three separate follow-up letters to the Staff in which he emphasized that his proposal to Hewlett-Packard sought a mandatory shareholder vote, arguing that Hewlett-Packard's adoption of a poison pill bylaw that included a sunset provision did not substantially implement his proposal. See Letters from the Proponent to the Staff dated Oct. 24, 2007, Nov. 12, 2007, and Dec. 1, 2007 reproduced in Hewlett-Packard Company, supra. The Staff once again concurred in the position, for which Hewlett-Packard relied heavily on the relief that the Staff had granted the Company in Honeywell International Inc., supra, that the proposal was excludable under Rule 14a-8(i)(10). See also Sun Microsystems, Inc. (Sep. 12, 2006) (concurring in the exclusion under Rule 14a-8(i)(10) of a poison pill policy with a sunset provision even though the same Proponent emphasized that a shareholder vote on a poison pill would be required "in every instance").

Consistent with Hewlett-Packard, Honeywell International, and Sun Microsystems, Honeywell reiterates its request that the Staff confirm that it may omit the current Proposal from its 2008 proxy materials under Rule 14a-8(i)(10).

Very truly yours,



Thomas F. Larkins
Vice President, Corporate Secretary, and
Deputy General Counsel

cc: Mr. John Chevedden (via e-mail)

#229902

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 10, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Honeywell International (HON)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Poison Pill
John Chevedden

Ladies and Gentlemen:

The January 9, 2008 company letter argues that instead of considering the new text of the 2008 proposal to the company, it is more important to consider the company spin on proponent letters in previous no action files. And the company apparently claims, without support, to have the inside track on knowing which argument was critical to the staff in a previous no action case involving different text.

The company argues that it is more important to look at outcome of the previous Hewlett-Packard no action request than to consider the differences in the resolution submitted to Hewlett-Packard compared to the resolution submitted to Honeywell for 2008.

Again the company fails to provide the complete text of both the 2008 resolution and the 2007 resolution to Honeywell on the poison pill for side-by-side comparison. The following is the text of the 2008 proposal (bold added):

> RESOLVED, Shareholders request that our Board adopt a bylaw or charter amendment that any 2007 or subsequent company **poison pill shall trigger a mandatory shareholder vote as a separate ballot item.**
>
> **Such a mandatory vote**, in compliance with applicable law, would be at the earliest next shareholder meeting or special meeting. I believe that when our directors know that a poison pill will be subject to a mandatory vote that this certainty of a vote will give our directors a far greater incentive to use their utmost discretion before using such a drastic measure as a poison pill. **An expiration date on a poison pill shall have no impact on this mandatory vote.**

The above 2008 text to Honeywell is considerably different from the 2007 proposal text to Honeywell:

> RESOLVED, Shareholders request that our Board adopt a bylaw or charter amendment that any future or current poison pill be subject to a shareholder vote

as a separate ballot item, to be held as soon as possible. A poison pill is such a drastic step that a required shareholder vote on a poison pill is important enough to be a permanent part of our bylaws or charter – rather than a fleeting short-lived policy.

It is essential that a sunset provision not be used as an escape clause from a shareholder vote. Since a vote would be as soon as possible, it could take place within 4-months of the adoption of a new poison pill. Since a poison pill is such a drastic measure that deserves shareholder input, a shareholder vote would be required even if a pill had been allowed to expire.

The above 2008 text to Honeywell is considerably different from the company-cited proposal text to Hewlett-Packard – text which Honeywell also fails to provide:

RESOLVED: Shareholders request that our Board act to adopt a rule that our Board subject any future poison pill to shareholder vote, as a separate ballot item, as soon as possible. It is essential to this proposal that it be adopted through bylaw or charter inclusion and that there be a specific provision that a sunset on a poison pill will not substitute for a shareholder vote. A poison pill is such a drastic step that a required shareholder vote on a poison pill is important enough to be a permanent part of our bylaws or charter – rather than a fleeting short-lived policy.

Honeywell also failed to note that it has done absolutely nothing in response to this proposal, yet the Hewlett-Packard no action request cited action Hewlett-Packard had taken in September 2007 to address its proposal at least part-way.

A copy of this letter is forwarded to the company in a non-PDF email. In order to expedite the rule 14a-8 process it is requested that the company forward any addition rule 14a-8 response in the same type format to the undersigned.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
William Steiner

Thomas Larkins <Tom.Larkins@Honeywell.com>
Corporate Secretary

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 24, 2008

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Honeywell International Inc.
Incoming letter dated December 20, 2007

The proposal requests that the board amend its charter or bylaws to require that any 2007 or subsequent poison pill be subject to a shareholder vote.

There appears to be some basis for your view that Honeywell may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if Honeywell omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,



William A. Hines
Special Counsel

END